Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-166807

April 8, 2011

TMS INTERNATIONAL CORP.

PRELIMINARY FIRST QUARTER 2011 RESULTS UPDATE

TO PRELIMINARY PROSPECTUS

DATED APRIL 6, 2011

TMS International Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov .

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

The registration statement (including the prospectus) is also available at: http://www.sec.gov/Archives/edgar/data/1491501/000119312511089651/ds1a.htm

The information in this free writing prospectus supplements the prospectus referred to above and should be read together with the prospectus before making an investment decision. Terms used herein but not defined herein shall have the respective meanings as set forth in the prospectus.

Recent Developments

Preliminary First Quarter 2011 Results

We expect to report increases in each of Total Revenue, Revenue After Raw Materials Costs, Income from Operations, Net Income (Loss) and Adjusted EBITDA for the first quarter 2011 as compared to each of the first quarter 2010 and the fourth quarter 2010.

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For the first quarter 2011, we expect to report Total Revenue in the range of $655.0 to $675.0 million as compared to $470.7 million for the first quarter 2010 and $454.1 million for the fourth quarter 2010. This increase was due primarily to an increase in domestic and worldwide steel production, increases in steel production by our customers and an increase in the per ton price of raw materials we procured for our customers.

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For the first quarter 2011, we expect to report Revenue After Raw Materials Costs in the range of $130.0 to $140.0 million as compared to $106.8 million in the first quarter of 2010 and $119.8 million for the fourth quarter 2010. This increase was largely driven by an increase in the volume of steel produced by our customers. New in-plant services and business generated by our new raw material procurement offices also contributed to the increase.

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We expect to report first quarter 2011 Net Income in the range of $5.3 to $7.1 million as compared to a Net Loss of $2.6 million for the first quarter of 2010 and Net Income of $2.5 million for the fourth quarter 2010. This increase in net income is due primarily to an increase in the volume of steel produced by our customers and a decrease in interest expense related to lower average interest rates on our outstanding indebtedness.

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We expect to report first quarter Adjusted EBITDA in the range of $33.0 to $36.0 million as compared to $25.9 million for the first quarter 2010 and $29.2 million for the fourth quarter 2010. This increase was largely driven by an increase in the volume of steel produced by our customers. New in-plant services and business generated by our new raw material procurement offices also contributed to the increase.

We believe that approximately $1.8 million of our expected Revenue After Raw Materials Costs, $1.0 million of our expected Adjusted EBITDA and $0.6 million of our expected Net Income relate to activities and adjustments that are non-recurring.

We expect to report total indebtedness of $425.9 million and cash and cash equivalents of $53.6 million at March 31, 2011, as compared to $426.6 million of total indebtedness and $49.5 million in cash and equivalents at December 31, 2010. We had no outstanding borrowings against our senior secured ABL facility on March 31, 2011. Cash flows from operations during the first quarter 2011 included annual payments of bonuses and other amounts under our incentive compensation plans related to our 2010 performance as well as a semi-annual interest payment under our senior subordinated notes.

Management has prepared the estimates presented above in good faith based upon our internal reporting as of and for the quarter ended March 31, 2011. These estimated ranges are preliminary, unaudited, subject to completion, reflect our current good faith estimates and may be revised as a result of management’s further review of our results. We and our auditors have not completed our normal quarterly review procedures as of and for the quarter ended March 31, 2011, and there can be no assurance that our final results for this quarterly period will not differ from these estimates. Any such changes could be material. During the course of the preparation of our consolidated financial statements and related notes as of and for the quarter ended March 31, 2011, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the quarter ended March 31, 2011 are not necessarily indicative of the results to be achieved for the remainder of 2011 or any future period. Our consolidated financial statements and related notes as of and for the quarter ended March 31, 2011 are not expected to be filed with the SEC until after this offering is completed.

The following table reconciles Total Revenue to Revenue After Raw Materials Costs for the ranges presented above:

	Three months ended March 31,
($ in millions)	2011	2011	2010
	Low $	High $	Actual $
Total Revenue	655.0	675.0	470.7
Cost of Raw Materials Shipments	(525.0)	(535.0)	(363.9)

Revenue After Raw Materials Costs	130.0	140.0	106.8

The following table reconciles Net Income to Adjusted EBITDA for the ranges presented above:

	Three months ended March 31,
($ in millions)	2011	2011	2010
	Low $	High $	Actual $
Net income (loss) for the period	5.3	7.1	(2.6)
Income tax (benefit) expense	4.1	5.3	1.0
Interest expense, net	8.7	8.7	11.5
Depreciation and amortization	14.9	14.9	16.0

Adjusted EBITDA	33.0	36.0	25.9

FORWARD LOOKING STATEMENTS

This free writing prospectus contains forward-looking statements relating to our business and financial outlook that are based on our current expectations, estimates, forecasts and projections, including the preliminary first quarter 2011 results contained in this free writing prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions. Actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, or the occurrence of future events or changes in circumstances.

Many factors could cause actual results to differ materially from those indicated by the forward-looking statements or could contribute to such differences including:

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North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in key steel end-markets, including automotive, consumer appliance, industrial equipment and construction markets;

•	we rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations;

•	some of our operations are subject to market price and inventory risk arising from changes in commodity prices;

•	if we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected;

•	operating in various international jurisdictions subjects us to a variety of risks;

•	our international expansion strategy may be difficult to implement and may not be successful;

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our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance and loss of future business and could have a material adverse effect on results of operations;

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we are subject to concentrated credit risk and we could become subject to constraints on our ability to fund our planned capital investments and/or maintain adequate levels of liquidity and working capital under our senior secured ABL facility as a result of concentrated credit risk, declines in raw material selling prices or declines in steel production volumes;

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if we experience delays between the time we procure raw materials and the time we sell them, we could become subject to constraints on our ability to maintain adequate levels of liquidity and working capital;

•	our estimates of future production volumes may not result in actual revenue or translate into profits;

•	counterparties to agreements with us may not perform their obligations;

•	exchange rate fluctuations or decreases in exports of steel may materially adversely impact our business;

•	an increase in our debt service obligations may materially adversely affect our earnings and available cash and could make it more difficult to refinance our existing debt;

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the terms of our credit facilities and senior subordinated notes may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions;

•	we expend significant funds and resources to embed ourselves at our customers’ sites, but we may not receive significant profits for a period of time following such efforts;

•	increases in costs of maintenance and repair of our equipment or increases in energy prices could increase our operating costs and reduce profitability;

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higher than expected claims under our self-insured health plans, under which we retain a portion of the risk, and our large deductible workers’ compensation program could materially adversely impact our results of operations and cash flows;

•	we are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers;

•	our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business;

•	higher than expected claims that are in excess of the amount of our coverage under insurance policies would increase our costs;

•	equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations;

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we are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability and cash flow could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit;

•	our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations;

•	failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences;

•	we may see increased costs arising from health care reform;

•	rapidly growing supply in China and other developing economies may grow faster than demand in those economies, which may result in additional excess worldwide capacity and falling steel prices;

•	a downgrade in our credit ratings could make it more difficult for us to raise capital and would increase the cost of raising capital;

•	we face significant competition in the markets we serve;

•	we may not be able to sustain our competitive advantages in the future;

•	the future success of our business depends on retaining existing and attracting new key personnel;

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future conditions might require us to make substantial write-downs in our assets, including requiring us to incur goodwill impairment charges, which could materially adversely affect our balance sheet and results of operations;

•	we may be subject to potential asbestos-related and other liabilities associated with former businesses;

•	certain of our operations are dependent on access to freight transportation;

•	our tax liabilities may substantially increase if the tax laws and regulations in the jurisdictions in which we operate change or become subject to adverse interpretations or inconsistent enforcement;

•	increased use of materials other than steel may have a material adverse effect on our business;

•	regulation of greenhouse gas emissions and climate change issues may materially adversely affect our operations and markets; and

•	if we fail to protect our intellectual property and proprietary rights adequately or infringe the intellectual property of others, our business could be materially adversely affected.

You should review the prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in our class A common stock.